Filed by Boulder Total Return Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Boulder Total Return Fund, Inc.
Investment Company Act File No. 811-07390
Boulder Growth & Income Fund, Inc.
Investment Company Act File No. 811-02328

Dear Stockholders:

On November 4, 2013, a press release was issued announcing that the board of directors of each of Boulder Total Return Fund, Inc. (the “Fund”), The Denali Fund Inc., First Opportunity Fund, Inc. and Boulder Growth & Income Fund, Inc. approved the reorganization of each of these funds into a single surviving fund, which, subject to the approval of various matters by stockholders of each fund, will be the Boulder Growth & Income Fund, Inc.  If you have not had a chance to view the press release, it is available on the Fund’s recently launched website at www.boulderfunds.net.  I am excited by the proposed reorganization and believe it represents an important step in our efforts to better serve the Fund’s stockholders and to potentially indirectly reduce the Fund’s share price discount.  I will delve more into this topic later in the letter, but let me first provide a review of the Fund’s performance.

For the one-year period ending November 30, 2013, the Fund generated an absolute return of 27.6% on net assets.  The Fund’s strong absolute performance over the period compares favorably to the 26.6% return of the Dow Jones Industrial Average (DJIA), but it was not enough to keep pace with the 30.3% return generated by the S&P 500 or the 37.0% return generated by the NASDAQ Composite.    Following is a table comparing the Fund’s NAV and market performance with the various indices.

	3 mos.	6 mos.	One Year	Three Years*	Five Years*	Ten Years*	Since August 1999**
Boulder Total Return Fund (NAV)	8.3%	6.0%	27.6%	16.0%	18.1%	7.8%	7.9%
Boulder Total Return Fund (Market)	6.5%	5.1%	26.0%	13.7%	20.0%	7.2%	7.4%
S&P 500 Index	11.2%	11.9%	30.3%	17.7%	17.6%	7.7%	4.2%
Dow Jones Industrial Average	9.2%	7.7%	26.6%	16.5%	15.9%	7.8%	5.3%
NASDAQ Composite	13.5%	18.3%	37.0%	19.1%	22.9%	8.7%	3.7%
* Annualized.
** Annualized since August 1999, when the current advisers became investment advisers to the Fund.  Does not include the effect of dilution on non-participating stockholders from the July 2003 rights offering.
 The performance data quoted represents past performance. Past performance is no guarantee of future results. Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a stockholder would pay on Fund distributions or the sale of Fund shares and do not reflect brokerage commissions, if any. Returns of the S&P 500 Index, the DJIA and the NASDAQ Composite include reinvested dividends and distributions, but do not reflect the effect of commissions, expenses or taxes, as applicable.  You cannot invest directly in any of these indices.  The investment return and the principal value of an investment will fluctuate and shares, if sold, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

A key contributor to the Fund’s performance on an absolute and relative basis for the one-year period was the Fund’s combined position in the Class A and Class B shares of Berkshire Hathaway, Inc. (Berkshire Hathaway), which generated total returns of 32.5% and 32.3% for the period, respectively.    As seen in previous periods, the large contribution to performance from the Berkshire Hathaway position was partially driven by its large size as it accounted for roughly 40.7% of total assets at period end.  Even though the aggregate position in Berkshire Hathaway accounts for a large portion of the total portfolio, we remain comfortable with the Fund’s current position at this time as we believe some of the risk of having such a large position is mitigated by Berkshire Hathaway’s diverse underlying holdings.

An additional key contributor to performance on an absolute and relative basis was the Fund’s positions in JP Morgan Chase & Company (JP Morgan).  For the period, JP Morgan generated a strong total return for the period of 43.0% and accounted for approximately 4.8% of the total portfolio at period end.  The Fund’s position in YUM! Brands Inc. (YUM! Brands) was another key contributor on an absolute basis generating a total return for the period of 18.2%.  Despite the solid absolute performance, the total return of the YUM! Brands position trailed the 30.3% return for the S&P 500 over the same period, which caused the position to be a drag on a relative performance basis.  Similar to the Berkshire Hathaway position, the absolute performance contribution from the YUM! Brands position was enhanced by its large weight in the portfolio as it accounted for approximately 16.6% of the total portfolio at period end.

On the other end of the spectrum, a key detractor to the Fund’s performance on an absolute and relative basis was the Fund’s position in Linn Energy LLC (Linn Energy), which generated a negative 16.4% return for the period and accounted for approximately 0.2% of total assets at period end.  In July of 2013, the company voluntarily disclosed that the Securities and Exchange Commission (SEC) had commenced a private inquiry into Linn Energy and Linn Co LLC (Linn Co) in relation to the proposed merger with Berry Petroleum Company (Berry) and Linn Energy’s and Linn Co’s use of non-GAAP financials and their hedging strategy among other things.  The announcement resulted in a sharp decline in Linn Energy’s stock price, which immediately put the completion of the favorably viewed proposed merger with Berry in doubt.  Despite the shock of the announcement, we maintained our investment discipline and carefully reviewed the situation.  As we believed the prevailing stock price after the announcement undervalued the business on a stand-alone basis, we made the decision to maintain the Fund’s position in Linn Energy.  While the stock continues to trade below where it traded before the announcement, it has gradually recovered since aided by the restructuring of the terms of the merger with Berry, which should allow for the completion of the transaction.   Regardless, this remains a position that we will monitor closely.

Other key detractors to performance for the period were the Fund’s positions in Freeport-McMoRan Copper & Gold, Inc. (Freeport McMoRan) and International Business Machines Corporation (IBM).  For the period, the Fund’s position in Freeport McMoRan generated a negative 4.8% return and accounted for approximately 1.3% of total assets at period end.   As discussed in the previous letter, the company’s performance has been negatively impacted by a decline in copper prices amid concerns of a potential near-term supply glut and the market’s negative reception of the company’s acquisition of the two oil and gas companies: McMoRan Exploration Company and Plains Exploration & Production Company.  Over the second half of the period, the company’s stock has recovered as some of these concerns have abated, partially aided by the company’s continued solid operational execution.  We remain comfortable with the Fund’s position in Freeport McMoRan as we continue to believe the share price for Freeport McMoRan discounts the company’s long-term prospects.  For the period, the Fund’s position in IBM generated a negative 9.2% return and accounted for roughly 0.9% of total assets at period end.  The company’s poor stock performance over the period was primarily driven by weaker than expected operating results due to a combination of softer demand trends in key markets and some execution issues.  While we feel the company has taken actions to correct its execution issues, demand headwinds are expected to persist for at least the next couple of quarters.  Despite the recent issues, we believe the company’s strong underlying business fundamentals remain firmly intact and it should continue to produce attractive earnings and free cash flow over the long run.  At the current price, we believe the company’s stock continues to trade at a discount to the intrinsic value of the business.

Going forward, we believe the Fund’s portfolio is well positioned to deliver solid long-term returns due to its attractively valued investments in high-quality, defensible businesses.  We believe it has become more difficult to find attractive investment opportunities in today’s market as rapid price appreciation over the past year has caused the market to be fairly valued in our opinion.   We will remain active in our efforts to identify new investment opportunities, but we will not chase valuations higher.  As I have stated in previous letters, our investment philosophy is to invest in good companies at attractive valuations for the long-run.  If elevated valuations prevent us from making these investments, we are content to wait until conditions become more favorable.   If the market continues to appreciate at its current pace, we believe the Fund should persist in the generation of absolute returns.  However, by maintaining investment discipline in the face of rising valuations, the Fund may run the risk of underperforming relative to its benchmarks.  This will especially be the case if we believe stock valuations begin to trade at unreasonable premiums to their underlying businesses at which point the Fund may rotate more into cash assets.  Regardless of the market environment, we will continue to adhere to our investment philosophy as we firmly believe it has the capacity to deliver superior absolute returns over the long-run.

As discussed in prior letters, we are committed to finding better ways to serve the Fund’s stockholders.  As part of this commitment, we launched the new website for the Fund in August of 2013.  Our goal in designing the new site was to provide, in a single location, current and potential stockholders with relevant and easy to understand information and insight into the Fund, its advisers and the underlying investment philosophy used in the management of the Fund.   While we feel the new site has achieved this goal, we will continue to look for ways to make improvements and welcome any feedback you may have.

  We have also been working diligently on the aforementioned proposed reorganization.   While there is still a lot that needs to be done before the reorganization becomes a reality, we are excited by the progress made to date.  We believe reorganizing into one surviving fund will not only benefit the Fund’s stockholders, but will potentially help indirectly reduce the Fund’s share price discount to net asset value per share.  While I invite you to review the press release for additional information, there are some key aspects of the reorganization that we think underscore these beliefs.

 To begin, we believe the proposed reorganizations represent a common sense approach to managing each of the funds involved.  All four of the participating funds are managed by the same portfolio managers, utilize the same investment philosophy, share similar investment objectives and have similarly constructed portfolios.  By combining these similarly managed funds, the reorganization would allow for the elimination of certain operational redundancies encountered in managing these four funds separately.  As an example, the number of stockholder letters I write each year would be reduced from eight to two as a result of the reorganization.  Although I thoroughly enjoy writing these letters, the change would allow me to re-focus my time on activities that we believe could provide greater benefit to the Fund’s stockholders, such as investment research.  We expect similar benefits to extend to the board of directors level as the boards of the participating funds would be consolidated into the single board of the surviving fund.

Furthermore, we believe the proposed reorganizations will provide additional benefits in relation to such issues as advisory and administrative fees, individual position concentrations, secondary market liquidity and market visibility among others.  In connection with the proposed reorganizations, stockholders will be asked to approve, among other things and depending on the fund in which they own shares, changes to charter documents, fundamental investment policies, and new investment advisory agreements, which are described in greater detail in the press release and in the forthcoming joint proxy statement/prospectus.  As part of these proposals, the new investment advisory agreements provide for a reduction of the current advisory fee rate.

Likewise, the surviving fund is expected to benefit from lower total administration fees than currently paid for by the four funds on a standalone basis due to the triggering of existing fee reduction breakpoints.  In addition, we expect the surviving fund to have fewer large individual position concentrations than currently experienced by the Fund on a standalone basis.   We also expect that secondary market liquidity may increase as a result of the proposed reorganizations as the surviving fund will benefit from a larger asset and share base.  We further believe the reorganization should result in an increase in overall market visibility as the surviving fund is expected to have total assets in excess of $1.1 billion.

  It is our hope that the combination of the advisory fee reduction, the decrease in large individual position concentrations, the potential increase in secondary market liquidity, any improvement in market visibility and other related effects of the proposed reorganization will help narrow the share price discount to net asset value per share of the surviving fund.  This is predicated on the belief that these expected changes should give the surviving fund access to a larger universe of potential investors, which may result in an increase in overall investment interest for the surviving fund as compared to the aggregate interest in the four participating funds on a standalone basis.

We understand that, in the course of their review of the reorganizations, the funds’ boards have considered potential benefits such as those described above, as well as reductions in issuer concentrations, narrowing of discounts and consolidation of advisory service arrangements.  We also understand that the boards have considered potential disadvantages associated with the reorganizations, including the possibility of portfolio rebalancing and the attendant transaction costs.

Again, there is still work to be done and many hurdles to be cleared before the proposed reorganization can become a reality.  As we believe the reorganization represents an important step forward in our efforts to better serve the Fund’s stockholders and address the Fund’s share price discount, we will continue to work diligently towards its implementation.  I encourage you all to take the time to thoroughly review all the relevant information related to the reorganization as it becomes available and come to your own conclusion.  We hope you will view it as favorably as we do.

In the meantime, I would like to wish you all the best in the New Year and I look forward to writing you again soon.

Sincerely,

/s/ Brendon Fischer
Brendon Fischer, CFA

Portfolio Manager

January 7, 2013

The views and opinions in the preceding commentary are as of the date of this letter and are subject to change at any time. The author does not assume any obligation to update any facts, statements or opinions in this letter.  This material represents an assessment of the market environment at a specific point in time, should not be relied upon as investment advice and is not intended to predict or depict performance of any investment.

Portfolio weightings and other figures in the foregoing commentary are provided as of period-end, unless otherwise stated.

This letter is not intended to, and does not, constitute an offer to sell, or solicitation of an offer to buy, shares of any of the Fund or Boulder Growth & Income Fund, Inc.; nor is this letter intended to solicit a proxy from any stockholder of any of the aforementioned funds. Such solicitations will only be made by a final, effective registration statement, which includes a definitive Joint Proxy Statement/Prospectus (the “Registration Statement”), after the Registration Statement is declared effective by the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUND ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND OTHER PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE SURVIVING FUND CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.

The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after effectiveness of the Registration Statement by calling (877) 561-7914.

Note to Stockholders on the Fund’s Discount. As most stockholders are aware, the Fund’s shares presently trade at a significant discount to net asset value. The Fund’s board of directors is aware of this, monitors the discount and periodically reviews the limited options available to mitigate the discount. In addition, there are several factors affecting the Fund’s discount over which the board and management have little control. In the end, the market sets the Fund’s share price. For long‐term stockholders of a closed‐end fund, we believe the Fund’s discount should only be one of many factors taken into consideration at the time of your investment decision.

Note to Stockholders on Leverage. The Fund is currently leveraged through a credit facility. The Fund may utilize leverage to seek to enhance the returns for its stockholders over the long‐term; however, this objective may not be achieved in all interest rate environments. Leverage creates certain risks for stockholders, including the likelihood of greater volatility of the Fund’s NAV and market price. There are certain risks associated with borrowing through a line of credit, including, but not limited to risks associated with purchasing securities on margin. In addition, borrowing through a line of credit subjects the Fund to contractual restrictions on its operations and requires the Fund to maintain certain asset coverage ratios on its outstanding indebtedness.

Note to Stockholders on Concentration of Investments. The Fund's investment advisers feel it is important that stockholders be aware that the Fund is highly concentrated in a small number of positions. Concentrating investments in a fewer number of securities may involve a degree of risk that is greater than a fund which has less concentrated investments spread out over a greater number of securities.